UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                            TradeStation Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89267P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Farshid Tafazzoli
                          TradeStation Securities, Inc.
                            2700 North Military Trail
                            Boca Raton, Florida 33431
                                 (561) 995-1010
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89267P 10 5                                              Page 2 of 20


-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
             Tafazzoli Family Limited Partnership
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
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3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
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5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
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6)      Citizenship or Place of Organization    Florida
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  15,263,997
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power 4,680,960
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,680,980
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)     10.6%
                                                       ------------------------
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)   PN
                                                -------------------------------
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

CUSIP No.  89267P 10 5                                              Page 3 of 20


-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
             Farshid Tafazzoli
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
-------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization    USA
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  15,263,997
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power 4,680,960
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,680,960
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)     10.6%
                                                       ------------------------
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)   IN
                                                -------------------------------
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

CUSIP No.  89267P 10 5                                              Page 4 of 20


-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
             zum Tobel Family Limited Partnership
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
-------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization    Florida
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  15,263,997
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power   763,199
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   763,199
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)      1.7%
                                                       ------------------------
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)   PN
                                                -------------------------------
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

CUSIP No.  89267P 10 5                                              Page 5 of 20


-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
             E Steven zum Tobel
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
-------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization    USA
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  15,263,997
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power   763,199
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   763,199
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)      1.7%
                                                       ------------------------
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)   IN
                                                -------------------------------
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

CUSIP No.  89267P 10 5                                              Page 6 of 20


-------------------------------------------------------------------------------
1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
           Derek J. Hernquist
-------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)     [X]
        (b)     [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
                     ----------------------------------------------------------
-------------------------------------------------------------------------------
4)      Source of Funds (See Instructions)     Not Applicable. See Item 3.
                                            -----------------------------------
-------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Item 2(d) or 2(e)
                         ------------------------------------------------------
-------------------------------------------------------------------------------
6)      Citizenship or Place of Organization    USA
                                             ----------------------------------
-------------------------------------------------------------------------------
      Number of                      (7)    Sole Voting Power    -0-
      Shares Bene-                  -------------------------------------------
      ficially                       (8)    Shared Voting Power  15,263,997
      Owned by                      -------------------------------------------
      Each                           (9)    Sole Dispositive Power   457,918
      Reporting                     -------------------------------------------
      Person With                   (10)    Shared Dispositive Power   -0-
                                    -------------------------------------------
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   457,918
                                                                 --------------
-------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                               X
                                                                     ----------
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)     1.0%
                                                       ------------------------
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)   IN
                                                -------------------------------
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

CUSIP No.  89267P 10 5                                              Page 7 of 20


Item 1. Security and Issuer.

    Title of Securities:            Common Stock, $.01 par value ("Common
                                    Stock")

    Name and Address

     of Issuer:                     TradeStation Group, Inc. ("Issuer")
                                    8700 West Flagler Street
                                    Miami, FL 33174

Item 2. Identity and Background.

Information with respect to Tafazzoli Family Limited Partnership:

    Name:                           Tafazzoli Family Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal

    Office:                         798 N.W. 6th Drive
                                    Boca Raton, Florida 33486

    Criminal Proceedings:           None. See information herein with respect to
                                    Farshid Tafazzoli, the sole shareholder, director and president of the corporation which is the general partner of Tafazzoli
                                    Family Limited Partnership.

    Civil Proceedings:              None. See information herein with respect to
                                    Farshid Tafazzoli, the sole shareholder, director and president of the corporation which is the general partner of Tafazzoli
                                    Family Limited Partnership.

    State of Organization:          Florida

Information with respect to Farshid Tafazzoli:

    Name:                           Farshid Tafazzoli

    Business Address:               TradeStation Securities, Inc.
                                    2700 North Military Trail
                                    Boca Raton, Florida 33431

    Principal Occupation:           Vice President of Brokerage Technology of
                                    Issuer (a provider of securities brokerage services and real-time analysis platforms and services) and Chief Information Officer of TradeStation Securities, Inc. (a provider of securities brokerage services), 2700
                                    North Military Trail, Boca Raton, Florida
                                    33431.

CUSIP No.  89267P 10 5                                              Page 8 of 20

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA

Information with respect to zum Tobel Family Limited Partnership:

    Name:                           zum Tobel Family Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal
    Office:                         5906 Michaux Street
                                    Boca Raton, Florida  33433

    Criminal Proceedings:           None. See information herein with respect to
                                    E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum
                                    Tobel Family Limited Partnership.

    Civil Proceedings:              None. See information herein with respect to
                                    E. Steven zum Tobel, the sole shareholder, director and president of the corporation which is the general partner of the zum
                                    Tobel Family Limited Partnership.

    State of Organization:          Florida

Information with respect to E. Steven zum Tobel:

    Name:                           E. Steven zum Tobel

    Business Address:               TradeStation Securities, Inc.
                                    2700 North Military Trail
                                    Boca Raton, Florida 33431

    Principal Occupation:           Vice President of Brokerage Operations of
                                    Issuer and President of TradeStation
                                    Securities, Inc. (a provider of securities brokerage services), 2700 North Military
                                    Trail, Boca Raton, Florida 33431.

    Criminal Proceedings:           None

    Civil Proceedings:              None

CUSIP No.  89267P 10 5                                              Page 9 of 20


    Citizenship:                    USA

Information with respect to Derek J. Hernquist:

    Name:                           Derek J. Hernquist

    Business Address:               TradeStation Securities, Inc.
                                    2700 North Military Trail
                                    Boca Raton, Florida 33431

    Principal Occupation:           Supervisor of Investment Research and
                                    Development and of Trading Desk of
                                    TradeStation Securities, Inc. (a provider of securities brokerage services), 2700 North
                                    Military Trail, Boca Raton, Florida 33431

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA


Item 3. Source and Amount of Funds or Other Consideration.

     On December 29, 2000, the merger and combination of Omega Research, Inc., a Florida corporation, and onlinetradinginc.com corp., a Florida corporation (the "Merger"), was completed pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 19, 2000, by and among TradeStation Group, Inc. (the "Issuer"), Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp. and Onlinetrading Acquisition Corporation, as amended (the "Merger Agreement"). As part of the Merger, onlinetradinginc.com corp. became a wholly-owned subsidiary of the Issuer and each outstanding share of onlinetradinginc.com corp. common stock, par value $.01, was automatically converted into 1.7172 shares of TradeStation Group, Inc. common stock, par value $.01 ("Common Stock").

     As a result of the Merger, (i) the 2,725,926 shares of onlinetradinginc.com corp. common stock owned by Tafazzoli Family Limited Partnership were converted into 4,680,960 shares of Common Stock, (ii) the 444,444 shares of onlinetradinginc.com corp. common stock owned by zum Tobel Family Limited Partnership were converted into 763,199 shares of Common Stock and (iii) the 226,666 shares of onlinetradinginc.com corp. common stock owned by Derek J. Hernquist were converted into 457,918 shares of Common Stock.

     In conjunction with the Merger, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist entered into a Voting Trust Agreement dated as of January 19, 2000 (the "Voting Trust Agreement") by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership,

CUSIP No.  89267P 10 5                                             Page 10 of 20


RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict
S. Gambino and Marc J. Stone, as voting trustee. Pursuant to the Voting Trust Agreement, all of the shares owned by the parties to the Voting Trust Agreement will be deposited into a voting trust. Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist will direct the trustee of the voting trust how to vote their respective shares, except that with respect to the election of directors Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist, acting together and in conjunction with Andrew A. Allen, Andrew A. Allen Family Limited Partnership and Benedict S. Gambino, have the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of the total of eight directors constituting the board of directors of the Issuer are designated by them. The other shareholders who are a party to the Voting Trust Agreement collectively have the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that the remaining five directors of the Issuer are designated by those shareholders. The information included in Item 6 hereinbelow is incorporated by reference in this
Item 3.

Item 4. Purpose of Transaction.

     The shares were acquired as a result of the conversion of each outstanding share of onlinetradinginc.com corp. common stock into 1.7172 shares of Common Stock pursuant to the Merger. Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership and Derek J. Hernquist, acting in conjunction with Andrew A. Allen, Andrew A. Allen Family Limited Partnership and Benedict S. Gambino, acquired the power to direct the vote of the shares subject to the Voting Trust Agreement such that they are able to designate three of the eight members of the board of directors of the Issuer. See Item 3 above.

Item 5. Interest in Securities of the Issuer.

Information with respect to Tafazzoli Family Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Tafazzoli Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Tafazzoli Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 29, 2000, the limited partnership acquired 4,680,960 shares as a result of the conversion of the limited

CUSIP No.  89267P 10 5                                             Page 11 of 20


partnership's 2,725,926 shares of onlinetradinginc.com corp. common stock into 4,680,960 shares of Common Stock. See Item 3 above.

Information with respect to Farshid Tafazzoli:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Farshid Tafazzoli expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Farshid Tafazzoli is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during the last 60 days: On December 29, 2000, Tafazzoli Family Limited Partnership acquired 4,680,960 shares as a result of the conversion of the limited partnership's 2,725,926 shares of onlinetradinginc.com corp. common stock into 4,680,960 shares of Common Stock. See Information with respect to Tafazzoli Family Limited Partnership and Item 3 above.

Information with respect to zum Tobel Family Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, zum Tobel Family Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that zum Tobel Family Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 29, 2000, the limited partnership acquired 763,199 shares as a result of the conversion of the limited partnership's 444,444 shares of onlinetradinginc.com corp. common stock into 763,199 shares of Common Stock. See Item 3 above.

Information with respect to E. Steven zum Tobel:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, E. Steven zum Tobel expressly declares that the filing of this Schedule 13D shall not be construed as an admission that E. Steven zum Tobel is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

CUSIP No.  89267P 10 5                                             Page 12 of 20


     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 29, 2000, the zum Tobel Family Limited Partnership acquired 763,199 shares as a result of the conversion of the limited partnership's 444,444 shares of onlinetradinginc.com corp.
common stock into 763,199 shares of Common Stock. See Information with respect to zum Tobel Family Limited Partnership and Item 3 above.

Information with respect to Derek J. Hernquist:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Derek J. Hernquist expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Derek J. Hernquist is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days: On December 29, 2000, Derek J. Hernquist acquired 457,918 shares as a result of the conversion of his 266,666 shares of onlinetradinginc.com corp. common stock into 457,918 shares of Common Stock. See Item 3 above.

Information with respect to persons who, together with persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

     (1)  Andrew A. Allen

        Aggregate number of Common Stock beneficially owned: 4,680,960 Percentage of Common Stock beneficially owned: 10.6%

     (2)  Andrew A. Allen Family Limited Parntership

        Aggregate number of Common Stock beneficially owned: 4,293,000 Percentage of Common Stock beneficially owned: 9.7%

     (3)  Benedict S. Gambino

        Aggregate number of Common Stock beneficially owned: 4,680,960 Percentage of Common Stock beneficially owned: 10.6%

CUSIP No.  89267P 10 5                                             Page 13 of 20


Information with respect to each person with whom the power to vote or direct the vote is shared:

    (1) Ralph L. Cruz

    Name:                           Ralph L. Cruz

    Business Address:               TradeStation Group, Inc.
                                    8700 West Flagler Street
                                    Miami, Florida  33174

    Principal Occupation:           Co-Chairman of the Board and Co-Chief
                                    Executive Officer of Issuer (a provider of securities brokerage services and real-time analysis platforms and services), 8700 West
                                    Flagler Street, Miami, Florida 33174.

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA

    (2) RLCF-I 1997 Limited Partnership

    Name:                           RLCF-I 1997 Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal
    Office:                         5100 Westheimer
                                    Second Floor, Unit 17-A
                                    Houston, Texas  77056

    Criminal Proceedings:           None. See information herein with respect to
                                    Ralph L. Cruz, the sole shareholder,
                                    director, president and secretary of the Texas corporation which is the general partner of RLCF-I 1997 Limited Partnership, in which Ralph L. Cruz is a 93.6% limited partner.

    Civil Proceedings:              None. See information herein with respect to
                                    Ralph L. Cruz, the sole shareholder,
                                    director, president and secretary of the Texas corporation which is the general partner of RLCF-I 1997 Limited Partnership, in which Ralph L. Cruz is a 93.6% limited partner.

    State of Organization:          Texas

CUSIP No.  89267P 10 5                                             Page 14 of 20


    (3) RLCF-II 1997 Limited Partnership

    Name:                           RLCF-II 1997 Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal
    Office:                         5100 Westheimer
                                    Second Floor, Unit 18-A
                                    Houston, Texas  77056

    Criminal Proceedings:           None. See information herein with respect to
                                    Ralph L. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of RLCF-II 1997
                                    Limited Partnership, in which Ralph L. Cruz is a 99% limited partner. Ralph L. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of RLCF-II 1997 Limited Partnership.

    Civil Proceedings:              None. See information herein with respect to
                                    Ralph L. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of RLCF-II 1997
                                    Limited Partnership, in which Ralph L. Cruz is a 99% limited partner. Ralph L. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of RLCF-II 1997 Limited Partnership.

    State of Organization:          Texas

    (4)  William R. Cruz

    Name:                           William R. Cruz

    Business Address:               TradeStation Group, Inc.
                                    8700 West Flagler Street
                                    Miami, Florida 33174

    Principal Occupation:           Co-Chairman of the Board and Co-Chief
                                    Executive Officer of Issuer (a provider of securities brokerage

CUSIP No.  89267P 10 5                                             Page 15 of 20


                                    services and real-time analysis platforms and services), 8700 West Flagler Street, Miami, Florida 33174

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA

    (5)  WRCF-I 1997 Limited Partnership

    Name:                           WRCF-I 1997 Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal
    Office:                         5100 Westheimer
                                    Second Floor, Unit 17-A
                                    Houston, Texas 77056

    Criminal Proceedings:           None. See information herein with respect to
                                    William R. Cruz, the sole shareholder,
                                    director, president and secretary of the Texas corporation which is the sole general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

    Civil Proceedings:              None. See information herein with respect to
                                    William R. Cruz, the sole shareholder,
                                    director, president and secretary of the Texas corporation which is the general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

    State of Organization:          Texas

    (6)  WRCF-II 1997 Limited Partnership

    Name:                           WRCF-II 1997 Limited Partnership

    Principal Business:             Investor

    Address of Principal
    Business and Principal
    Office:                         5100 Westheimer
                                    Second Floor, Unit 18-A
                                    Houston, Texas 77056

CUSIP No.  89267P 10 5                                             Page 16 of 20


    Criminal Proceedings:           None. See information herein with respect to
                                    William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997
                                    Limited Partnership, in which William R.
                                    Cruz is a 77.8% limited partner. William R.
                                    Cruz is the sole shareholder, director,
                                    president and secretary of the aforesaid
                                    Texas corporation which is the managing
                                    member of the aforesaid Texas limited
                                    liability company that is the general
                                    partner of WRCF-II 1997 Limited Partnership.

    Civil Proceedings:              None. See information herein with respect to
                                    William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997
                                    Limited Partnership, in which William R.
                                    Cruz is a 77.8% limited partner. William R.
                                    Cruz is the sole shareholder, director,
                                    president and secretary of the aforesaid
                                    Texas corporation which is the managing
                                    member of the aforesaid Texas limited
                                    liability company that is the general
                                    partner of WRCF-II 1997 Limited Partnership.

    State of Organization:          Texas

    (7)  Andrew A. Allen

    Name:                           Andrew A. Allen

    Residence Address:              4939 N.W. 23rd Court
                                    Boca Raton, Florida 33431

    Principal Occupation:           Retired

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA

    (8)  Andrew A. Allen Family Limited Partnership

    Name:                           Andrew A. Allen Family Limited Partnership

    Principal Business:             Investor

CUSIP No.  89267P 10 5                                             Page 17 of 20


    Address of Principal
    Business and Principal
    Office:                         4939 N.W. 23rd Court
                                    Boca Raton, Florida 33431

    Criminal Proceedings:           None. See information herein with respect to
                                    Andrew A. Allen, the sole shareholder,
                                    director and president of the corporation which is the general partner of Andrew A.
                                    Allen Family Limited Partnership.

    Civil Proceedings:              None. See information herein with respect to
                                    Andrew A. Allen, the sole shareholder,
                                    director and president of the corporation which is the general partner of Andrew A.
                                    Allen Family Limited Partnership.

    State of Organization:          Florida

    (9) Benedict S. Gambino

    Name:                           Benedict S. Gambino

    Residence Address:              22356 Timberlea Lane
                                    Kildeer, Illinois  60047

    Principal Occupation:           Self-employed (stock/option trader)

    Criminal Proceedings:           None

    Civil Proceedings:              None

    Citizenship:                    USA

    (10) Marc J. Stone

    Name:                           Marc J. Stone

    Business Address:               TradeStation Group, Inc.
                                    8700 West Flagler Street
                                    Miami, Florida 33174

    Principal Occupation:           Vice President of Corporate Development,
                                    General Counsel and Secretary of Issuer,
                                    8700 West Flagler Street, Miami, Florida
                                    33174

    Criminal Proceedings:           None

    Civil Proceedings:              None

CUSIP No.  89267P 10 5                                             Page 18 of 20


    Citizenship:                    USA

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, to be effective at the effective time of the Merger which was December 29, 2000 (the "Effective Time"), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time are subject to the terms of a voting trust. The shareholders of Omega Research, Inc. who entered into the Voting Trust Agreement are WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership (collectively, the "Cruz Group"). The Cruz Group collectively holds an aggregate of 18,313,108 shares of Common Stock representing approximately 41.3% of the outstanding shares of Common Stock of the Issuer. The shareholders of onlinetradinginc.com corp. who entered into the Voting Trust Agreement are Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist and Benedict S. Gambino (collectively, the "Online Group"). The Online Group collectively holds an aggregate of approximately 15,263,997 shares of Common Stock representing approximately 34.4% of the outstanding shares of Common Stock of the Issuer. The parties to the Voting Trust Agreement have agreed that during the term of the Voting Trust Agreement and the continuance of the voting trust created under that agreement the voting trustee, Marc J. Stone, is required with respect to shares of Common Stock of the Issuer subject to the voting trust to vote and abstain from voting or otherwise to participate in shareholder actions, including executing written consents, in all matters relating to the Issuer subject to and limited by and as directed pursuant to the Voting Trust Agreement.

     From and after the Effective Time, the Cruz Group has the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which are required to be independent directors, are designated by the Cruz Group. The Online Group has the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which is required to be an independent director, are designated by the Online Group. In the event that the number of directors constituting the board of directors of the Issuer is increased or decreased, then each group of shareholders will be entitled to designate its number of the total number of directors of the Issuer based upon a ratio of 62.5% for the Cruz Group shareholders and 37.5% for the Online Group. If the foregoing ratio yields other than whole numbers as to the number of directors for which each group of shareholders is entitled to designate the shares to be voted, then the number of directors which each such group is entitled to designate shall be rounded down to the nearest whole number, and the one remaining directorship that this rounding down will create shall be designated by the Cruz Group.

CUSIP No.  89267P 10 5                                             Page 19 of 20


    With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer will be made, the voting trustee will vote the shares owned by each shareholder who is a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares. In the event that the voting trustee does not timely receive such written voting instructions, in whole or in part, from a shareholder, then the voting trustee shall abstain from voting the shares owned by such shareholder with respect to any or all matters as to which the voting trustee has not received written voting instructions.

    The voting trust shall dissolve on the earliest of the following dates: (i) the second anniversary of the Effective Time; (ii) the date when the voting trustee shall resign in writing unless such vacancy is timely filled as provided under the Voting Trust Agreement; (iii) the date when the Issuer's shareholders who are parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement shall execute a written instrument so declaring; or (iv) the date when less than 75% of the aggregate number of shares owned as of the Effective Time by either the Cruz Group or the Online Group remains subject to the voting trust.

Item 7. Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

     2. Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew
A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

CUSIP No.  89267P 10 5                                             Page 20 of 20


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2001                    /s/ Farshid Tafazzoli
----------------                    --------------------------------------------
    (Date)                                         (Signature)


                                    Farshid Tafazzoli, President of PMA Corp.,
                                    the general partner of Tafazzoli Family
                                    Limited Partnership
                                    --------------------------------------------
                                                 (Name and Title)


January 10, 2001                    /s/ Farshid Tafazzoli
----------------                    --------------------------------------------
    (Date)                                         (Signature)


                                    Farshid Tafazzoli, individually
                                    --------------------------------------------
                                                 (Name and Title)


January 10, 2001                    /s/ E. Steven zum Tobel
----------------                    --------------------------------------------
    (Date)                                         (Signature)


                                    E. Steven zum Tobel, President of zum Tobel
                                    Holdings, Inc., the general partner of zum
                                    Tobel Family Limited Partnership
                                    --------------------------------------------
                                                 (Name and Title)


January 10, 2001                    /s/ E. Steven zum Tobel
----------------                    --------------------------------------------
    (Date)                                         (Signature)


                                    E. Steven zum Tobel, individually
                                    --------------------------------------------
                                                 (Name and Title)


January 10, 2001                    /s/ Derek J. Hernquist
----------------                    --------------------------------------------
    (Date)                                         (Signature)


                                    Derek J. Hernquist, individually
                                    --------------------------------------------
                                                 (Name and Title)